HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

ASSETS		2017	2016
Cash	$	136,459	158,753
Cash segregated under federal and other regulations		4,000	3,985
Securities owned:			
Money market funds		7,662	103,868
Mutual funds		213,087	192,912
Commissions receivable		92,421	82,440
Prepaid expenses		6,558	1,267
Equipment, net of accumulated depreciation of $15,683 and 15,093, respectively		6,622	-
Total assets	$	466,809	543,225
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$	65,411	117,285
Distributions payable		-	33,950
Total liabilities		65,411	151,235
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		101,398	91,990
Total stockholders' equity		401,398	391,990
Total liabilities and stockholders' equity	$	466,809	543,225

The accompanying notes are an integral part of these financial statements.